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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MAY 30, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
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[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------

1.   Press Release entitled "Iron Ore and Pellets Price Settlement,"
     dated May 29, 2002..............................................    3

[GRAPHIC] Companhia
          Vale do Rio Doce                                        Press Release


                     Iron Ore and Pellets Price Settlement

Rio de Janeiro, May 29, 2002 - Companhia Vale do Rio Doce (CVRD) concluded today iron ore and pellets prices negotiation with Thyssen Krupp Stahl AG
(TKS). The prices settled are applicable to shipments to TKS during the calendar year 2002, and they set a reference to contracts with other CVRD customers. It was the longest price negotiation in the last years, reflecting the conflict between a strong demand for iron ore and a weak performance of the steel industry.

CVRD current iron ore and pellets sales volumes are showing a good performance. The Company expects a sales growth acceleration in 2003, due to the recovery of the global economy and, more specifically, to the steel prices recovery. Both processes are already underway.


                      Prices - US$ cents/dmtu

Iron Ore Fines              2001            2002     (DELTA) %
CJF                        30.03           29.31         -2.40
SSF                        28.92           28.62         -1.04

Pellets
BFP                        50.10           47.36         -5.47

Dmtu = iron unit per dry metric ton
CJF = Carajas Sinter Feed
SSF = Southern System Standard Sinter Feed
BFP = Blast Furnace Pellets


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                                       For further information, please contact:
          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               -------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: May 30, 2002